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06002861

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SEC FILE NUMBER
8- 21426

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Tryon Securities, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

214 North Tryon Street, Suite 2350
(No. and Street)

Charlotte (City) North Carolina (State) 28202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry, Bekaert & Holland, L.L.P.
(Name – *if individual, state last, first, middle name*)

525 North Tryon Street, Sui[illegible]rlotte, North Carolina 28202
(Address) (City) (State) (Zip Code)

PROCESSED
MAY 09 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
FEB 27 2006
203

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James R. Vergin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Tryon Securities, L.L.C., as of December 31, 2005, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James R Vergin
Signature

Chief Financial Officer
Title

STATE OF NORTH CAROLINA
COUNTY OF MECKLENBURG

Signed and affirmed before me by James R. Vergin. I have personal knowledge of or have seen satisfactory evidence of the Principal's identity, by current state identification with the Principal's photograph in the form of a driver's license, this 23rd day of February, 2006.

Janis S. Harris
Janis S. Harris

My Commission Expires: April 28, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

FIRST TRYON SECURITIES, L.L.C.

Contents

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report of Independent Certified Public Accountants

The Members
First Tryon Securities, L.L.C.
Charlotte, North Carolina

We have audited the accompanying statements of financial condition of First Tryon Securities, L.L.C. (the "Company") as of December 31, 2005 and 2004, and the related statements of income, changes in members' capital and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Tryon Securities, L.L.C. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
January 31, 2006

First Tryon Securities, L.L.C.

Statements of Financial Condition

Assets

	December 31, 2005	December 31, 2004
Cash and cash equivalents	$ 145,567	$ 109,144
Cash deposited with clearing agents	150,000	50,000
Receivables from brokers and dealers	26,525	-
Marketable securities owned, at market value	29,164,760	25,628,231
Other investments	228,670	70,860
Interest receivable	222,070	239,821
Property and equipment, net of accumulated depreciation	165,045	279,926
Other assets	92,102	90,875
Total assets	$ 30,194,739	$ 26,468,857

Liabilities and Members' Capital

	December 31, 2005	December 31, 2004
Payable from brokers and dealers	$ 15,925,384	$ 12,896,656
Securities sold not yet purchased, at market value	4,999,749	3,439,409
Accrued compensation	1,673,221	1,742,901
Distributions payable to members	819,078	1,783,975
Other accrued expenses and liabilities	138,697	105,916
Total liabilities	23,556,129	19,968,857
Accumulated other comprehensive income	138,610	-
Members' capital	6,500,000	6,500,000
Total capital	6,638,610	6,500,000
Total liabilities and members' capital	$ 30,194,739	$ 26,468,857

See notes to financial statements.

First Tryon Securities, L.L.C.

Statements of Income

	Year Ended December 31, 2005	Year Ended December 31, 2004
Revenues		
Net trading revenue	$ 7,336,985	$ 6,669,315
Interest income	1,250,431	634,690
Other income	34,480	48,343
Total revenues	8,621,896	7,352,348
Expenses		
Compensation and benefits	3,875,091	3,589,060
Occupancy	119,928	100,684
Depreciation	146,301	94,397
Clearing fees	482,425	470,437
Net unrealized losses on securities	63,452	96,412
Technical trading services	633,094	539,955
Interest expense	875,243	289,743
Other operating expenses	332,284	387,685
Total expenses	6,527,818	5,568,373
Net income	2,094,078	1,783,975

See notes to financial statements.

First Tryon Securities, L.L.C.

Statements of Changes in Members' Capital

	Accumulated Other Comprehensive Income	Members' Capital	Total Capital
Balance, December 31, 2003	$ -	$ 6,000,000	$ 6,000,000
Net Income	-	1,783,975	1,783,975
Contributions	-	500,000	500,000
Distributions	-	(1,783,975)	(1,783,975)
Balance, December 31, 2004	-	6,500,000	6,500,000
Net Income	-	2,094,078	2,094,078
Net change in unrealized gain on securities available for sale	138,610	-	138,610
Comprehensive income	-	-	2,232,688
Distributions	-	(2,094,078)	(2,094,078)
Balance, December 31, 2005	$ 138,610	$ 6,500,000	$ 6,638,610

See notes to financial statements.

First Tryon Securities, L.L.C.

Statements of Cash Flows

	Year Ended December 31, 2005	Year Ended December 31, 2004
Cash flows from operating activities		
Net income	$ 2,094,078	$ 1,783,975
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	146,301	94,397
Net unrealized loss on securities	63,452	96,412
Loss on sale of equipment	4,723	-
(Increase) in cash deposited with clearing agents	(100,000)	-
(Increase) Decrease in receivables from brokers and dealers	(26,525)	13,639,693
(Increase) in marketable securities owned	(2,039,641)	(16,328,802)
(Increase) Decrease in interest receivable	17,751	(142,030)
(Increase) in other investments	(19,200)	-
(Increase) in other assets	(1,227)	(40,009)
Increase in payable from brokers and dealers	3,028,728	-
(Decrease) Increase in accounts payable and accrued expenses	(1,001,796)	2,396,106
Net cash provided by operating activities	2,166,644	1,499,742
Cash flows from investing activities		
Purchases of property and equipment	(36,143)	(240,096)
Net cash used in investing activities	(36,143)	(240,096)
Cash flows from financing activities		
Members' distributions	(2,094,078)	(1,783,975)
Members' contributions	-	500,000
Net cash used in financing activities	(2,094,078)	(1,283,975)
Net increase in cash and cash equivalents	36,423	(24,329)
Cash and cash equivalents at beginning of year	109,144	133,473
Cash and cash equivalents at end of year	$ 145,567	$ 109,144

See notes to financial statements.

FIRST TRYON SECURITIES, L.L.C.

Notes to Financial Statements
December 31, 2005 and 2004

Note 1 - Nature of operations

First Tryon Securities, L.L.C. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's purpose of operations is to engage as an broker-dealer on a fully disclosed basis in the purchase and sale of fixed income securities primarily with other brokers, dealers and financial institutions. The Company was approved by the National Association of Securities Dealers to initiate trading operations as of October 21, 1996.

First Tryon Securities, L.L.C. is a North Carolina limited liability company, organized on September 1, 1996 and currently operating under the fifth amended and restated operating agreement dated January 1, 2005. The Company shall continue until it is set to expire on December 31, 2046. Members are not ultimately liable for any debts, liabilities or obligations of the Company, losses of capital nor losses of profits solely for acting as an equity owner and not beyond the respective capital contributions of each member. Withdrawing members' ownership interests are transferable, with no management rights, upon the lapse of the term for the Company's option to purchase same ownership interests. Ownership interests are transferable in accordance with the terms of the operating agreement.

Note 2 - Summary of significant accounting policies

Cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Securities owned

Marketable securities consist of fixed income securities and are valued at quoted market values. If a quoted market value is not available, market value is determined using quoted market prices for similar investment securities. For 2005, security transactions and any related gains or losses are recognized on the trade date. For 2004, security transactions and any related gains or losses are recognized on the settlement date, which is not materially different than trade date. Cost is determined by the average cost method for the purpose of computing realized gains or losses on investment securities.

Property and equipment

Furniture, equipment, and leasehold improvements are carried at cost. Depreciation is charged to operations over the estimated useful lives of the assets using principally the 200% declining balance method. The costs of maintenance and repairs, which do not improve or extend the life of the respective asset, are expensed as incurred. The cost and accumulated depreciation and amortization of property are eliminated from the accounts upon disposal, and any resulting gain or loss is included in the determination of net income.

Note 2 - Summary of significant accounting policies (continued)

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

Limited liability corporations are essentially taxed as partnerships, with the net income or loss flowing through to the members' individual income tax returns. Accordingly, no provision for income taxes is reflected on the Company's financial statements.

Allocations and distributions to Members

Allocation of income and losses and distributions of cash are made to the members in accordance with the terms of the operating agreement and amendments entered into by the members. The allocations are based on the members' ownership interests.

Reclassifications

Certain 2004 amounts have been reclassified, where appropriate, to correspond with the 2005 financial statement presentation.

Note 3 - Clearing broker and related receivable

The Company currently has a clearing agreement with Bear Stearns Securities Corp. ("Bear"), to clear all trade transactions. The Company is required to maintain a cash deposit of $100,000 with Bear in accordance with the terms of the clearing agreement. Prior to November 29, 2005, the Company had a clearing agreement with Pershing, LLC ("Pershing"), a BNY Securities Group Company to clear all trade transactions. The Company is required to maintain a cash deposit of $50,000 with Pershing in accordance with the terms of the clearing agreement.

An account is maintained with Bear that are composed of funds to settle securities traded but not yet settled and the proceeds from all trade transactions. The funds in these account are available for the daily trading transactions initiated by the Company that are cleared through Bear. The accounts are also used by the Company to transfer funds to correspondent bank accounts for the administrative operations of the Company.

FIRST TRYON SECURITIES, L.L.C.

Notes to Financial Statements
December 31, 2005 and 2004

Note 3 - Clearing broker and related receivable (continued)

The Company has various margin accounts with Bear and Pershing and has a net payable in these accounts as of December 31, 2005 to Bear of $15,925,384 and a net receivable from Pershing of $26,525. Securities owned by the Company are pledged as collateral for any outstanding payables, which accrue interest at a base variable rate determined as described in the clearing agreement. Interest expense on the margin accounts for the years ended December 31, 2005 and 2004 was $869,260 and $287,809, respectively. The amount of margin available to the Company is based on the requirements of the New York Stock Exchange. If the fair value of the securities margined decreases to the extent the amount of margin available is less than the calculated requirement, the Company would have to repay a portion of the margin loan. The amount of unused margin as of December 31, 2005 and 2004 was approximately $4,763,000 and $3,862,000, respectively.

Note 4 - Fixed Income securities sold not yet purchased

During the normal course of business, the Company may sell fixed income securities not yet purchased. Since the Company will eventually purchase these securities at prevailing market prices, a risk exists due to the nature of fluctuating market prices for the securities.

Note 5 - Other investments

During 2000, the Company invested in the common stock and warrants of NASDAQ Stock Market, Inc., and has classified the investments as available-for-sale. Accordingly, these investments are recorded at fair value with changes in fair value being recorded as a component of capital.

Note 6 - Property and equipment

Property and equipment as of December 31, 2005 and 2004 are summarized as follows:

	2005	2004
Furniture and equipment	$ 186,476	$ 206,682
Software	197,540	196,290
Leasehold Improvements	93,359	93,360
Less: accumulated depreciation	(312,330)	(216,406)
	$ 165,045	$ 279,926

Depreciation expense for the years ended December 31, 2005 and 2004 was $146,301 and $94,397, respectively.

Note 7 - Line of Credit

The Company has an operating line of credit with a bank with an approved maximum borrowing limit of $500,000. Interest is due monthly at prime (7.25% at December 31, 2005). As of December 31, 2005 and 2004, there were no outstanding amounts due under the line of credit. The line of credit expires on March 1, 2006. The line of credit agreement contains certain covenants.

FIRST TRYON SECURITIES, L.L.C.

Notes to Financial Statements
December 31, 2005 and 2004

Note 8 - Capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and net capital ratio, which agree with our Focus Report as of December 31, 2005 and 2004, were as follows:

	2005	2004
Net capital	$ 4,166,070	$ 4,389,498
Net capital ratio (ratio of indebtedness to capital)	4.45 to 1	3.77 to 1

Note 9 - Part I, Form X-17a-5:

The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Atlanta Regional Office of the Securities and Exchange Commission.

Note 10 - Profit sharing plan

Effective June 15, 2000, the Company adopted its 401(k) profit sharing plan available to all employees. Participants can contribute up to 15% of their compensation and the Company may make a discretionary contribution equal to the lesser of 6% of eligible compensation or the amount deferred. The Company recognized net expense of $10,407 and $47,169 related to the profit sharing plan for the years ended December 31, 2005 and 2004, respectively.

Note 11 - Supplemental cash flow information

Amounts paid for interest totaled $875,243 and $289,743 during 2005 and 2004, respectively.

Note 12 - Operating lease

The Company leases space in a building under a five-year operating lease that is renewable in August 2008. Future minimum lease payments at December 31, 2004 are as follows:

2006	$ 112,624
2007	116,032
2008	73,101
2009	-
2010 and thereafter	-
	$ 301,757

Lease expense was $117,749 and $98,252 for the years ended December 31, 2005 and 2004.

FIRST TRYON SECURITIES, L.L.C.

Notes to Financial Statements
December 31, 2005 and 2004

Note 13 - Concentrations of credit risk and other business concentrations

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the security. The Company evaluates each counterparty's financial condition and creditworthiness before making a decision to conduct business with that counterparty and on an on-going periodic basis.

Additionally, the Company places its cash and cash equivalents on deposit with North Carolina financial institutions and with Bear and Pershing. The balances at the financial institutions are insured by the Federal Deposit Insurance Corporation up to $100,000. From time to time, the Company may have balances on deposit in excess of the FDIC insured limits. The balances with Bear and Pershing are not insured, however Bear and Pershing are reputable, well-known entities and the risk of loss for the deposits held at Bear or Pershing is considered to be remote by the Company.

ACCOMPANYING INFORMATION

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report of Independent Certified Public Accountants
on Accompanying Information

The Members
First Tryon Securities, L.L.C.
Charlotte, North Carolina

We have audited the accompanying financial statements of First Tryon Securities, L.L.C. as of and for the years ended December 31, 2005 and 2004, and have issued our report thereon dated January 31, 2006. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on pages thirteen and fourteen is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
January 31, 2006

Schedule 1

First Tryon Securities, L.L.C.

Computation of Net Capital and Net Capital Ratio

Rule 15c3-1

	Year Ended December 31, 2005	Year Ended December 31, 2004
Members' Capital	$ 6,500,000	$ 6,500,000
Add:		
Unrealized gain on investment account	138,610	-
Less:		
Property and equipment, net of accumulated depreciation	165,045	279,926
Other unsecured investments	-	16,800
Discount on concentrated portion	107,756	36,509
Specified percentage reduction in market value of securities in Company trading and investment accounts	2,107,437	1,686,431
Other nonallowable assets	92,302	90,836
	2,333,930	2,110,502
Net capital	$ 4,166,070	$ 4,389,498
Aggregate indebtedness	$ 18,556,380	$ 16,529,448
Ratio of indebtedness to capital	4.45 to 1	3.77 to 1

Schedule 2

FIRST TRYON SECURITIES, L.L.C.

Material Inadequacies - Rule 17a-5(j)

Years Ended December 31, 2005 and 2004

Material Inadequacy	Corrective Action Taken or Proposed
None	Not applicable

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report on Internal Control Required by SEC Rule 17a-5

The Members
First Tryon Securities, L.L.C.
Charlotte, North Carolina

In planning and performing our audits of the financial statements of First Tryon Securities, L.L.C. for the years ended December 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by First Tryon Securities, L.L.C. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recording of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004, to meet the Commission's objectives.

This report is intended solely for the use of the Company's member-managers, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
January 31, 2006